

Mail Stop 4631

December 9, 2009

Via U.S. mail and facsimile

Mr. Kelly G. Maguire
Finance and CFO
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, Colorado 80202

   RE: Form 10-K for the year ended December 31, 2008
      Form 10-Q for the period ended September 30, 2009
       File No. 1-33530

Dear Mr. Maguire:

   We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Summary of Critical Accounting Policies and Significant Estimates

Recoverability of Property, Plant and Equipment, page 55

2. Please expand your disclosures regarding your impairment considerations pursuant to SFAS 144. Please specifically address the following:
   - Please disclose how you group assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144;
   - Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
   - To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:
     - The percentage by which the undiscounted cash flows exceed the carrying value;
     - The carrying value of these assets;
     - A description of the assumptions that drive the undiscounted cash flows;
     - A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
     - A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

   Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Financial Statements

Notes to the Financial Statements

Revenue Recognition, page F-8

3. In accordance with agreements with Cargill, Inc. for the marketing and sale of ethanol and related products, commissions, freight, and shipping and handling charges are deducted from the gross sales price at the time revenue is recognized. Please tell us if you record these freight, shipping and handling charges as a reduction of revenue. If so, please tell us how you determined it was appropriate to treat these as a reduction of the gross sales price in recording revenue. Please also address the following:

- Please tell us whether the customers receive invoices with your name on them or with Cargill, Inc.'s name;
- Please tell us whether the customer thinks that they are buying from you or Cargill, Inc.;
- Please tell us whether the shipping and handling costs are presented separately on the invoice sent to customers; and
- Please tell us the amount of freight, shipping and handling costs deducted from revenues for each of the 2 years ended December 31, 2008 as well as the nine months ended September 30, 2009.

Note 6. Long-Term Debt, page F-17

4. Please disclose the specific terms of any material debt covenants in your debt agreements with any required ratios. In this regard, your disclosures indicate that your Senior Debt Facility contains debt covenants. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Item 9A. Controls and Procedures

Internal Control Over Financial Reporting, page 61

5. It is not clear based on your current disclosures whether there were any changes in internal control over financial reporting made during the quarter ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. If there were no changes, please consider disclosing that fact. Refer to Item 308(c) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

6. Please address the above comments in your interim filings as well.

Financial Statements

Consolidated Statements of Stockholders' Equity, page 5

7. Please separately present the amount of comprehensive loss attributable to the BioFuel Energy Corp. common shareholders and noncontrolling interests. Refer to ASC 810-10-50-1A. Please also tell us what consideration you gave to ASC 810-10-45-24 regarding your treatment of any accumulated other comprehensive income amounts associated with noncontrolling interests acquired.

Liquidity and Capital Resources, page 29

8. The audit opinion for your financial statements for the year ended December 31, 2008 stated that the consideration of the factors discussed in Note 1 to these financial statements raised substantial doubt about your ability to continue as a going concern. In your Form 10-K for the year ended December 31, 2008, you discussed the impact of operating losses on your current liquidity position and your concern about not being able to generate sufficient cash flow to make principal and interest payments when they become due. You also discussed the initiation of a company-wide business restructuring plan to reduce costs as well as other various alternatives you were exploring to address your liquidity issues. Given that it appears you continue to have liquidity concerns, please also provide a comprehensive discussion in your interim financial statements to discuss your current liquidity position, the sufficiency of your liquidity and capital resources to meet your expected uses of cash, the impact of any plans that were implemented to address liquidity issues, and any new plans that you may have to address these issues.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief